EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges is as follows:

	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before provision for income taxes and noncontrolling interest	$303,794	$270,113	$124,415	$413,427	$137,359
Interest expense	2,584	—	4,285	8,414	18,909
Portion of rents representative of the interest factor	15,955	18,032	22,589	19,654	15,189

	$322,333	$288,145	$151,289	$441,495	$171,457

Fixed charges:
Interest expense, including amount capitalized	$14,621	$11,673	$10,263	$13,893	$21,131
Portion of rents representative of the interest factor	15,955	18,032	22,589	19,654	15,189

	$30,576	$29,705	$32,852	$33,547	$36,320

Ratio of earnings to fixed charges	10.54x	9.70x	4.61x	13.16x	4.72x